                                                     Registration No. 333-02899
                                               Filed Pursuant to Rule 424(b)(2)

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 10, 1996)

                                 $350,000,000
                               BB&T CORPORATION
                              SUBORDINATED NOTES
              6.375% REDEEMABLE AND PUTABLE SECURITIES(SM) ("RAPS")
                               DUE JUNE 30, 2025
                       (REMARKETING DATE JUNE 30, 2005)

  The annual interest rate on the 6.375% Redeemable and Putable Securities (the "RaPS") due June 30, 2025 (the "Stated Maturity") issued by BB&T Corporation (the "Company") for the period from June 30, 1998 to June 30, 2005 (the "Remarketing Date") is 6.375%. If Bear, Stearns & Co. Inc., as Remarketing Dealer (the "Remarketing Dealer"), elects to remarket the RaPS as described herein, the RaPS will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date, except in the limited circumstances described herein. See "Description of RaPS--Mandatory Tender;--Remarketing Dealer." If the Remarketing Dealer for any reason does not purchase all tendered RaPS on the Remarketing Date or elects not to remarket the RaPS, or in certain other limited circumstances described herein, the Company will be required to repurchase the entire principal amount of the RaPS from the Beneficial Owners (as defined herein) thereof at 100% of the principal amount thereof plus accrued interest, if any, to the Remarketing Date. See "Description of RaPS-- Mandatory Tender."

  Interest on the RaPS is payable semi-annually on June 30 and December 30 of each year, commencing December 30, 1998. The RaPS are unsecured and subordinated to all present and future Senior Indebtedness (as defined in the accompanying Prospectus) of the Company. Payment of principal of the RaPS may be accelerated in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default by the Company in the performance of any covenant or agreement in the RaPS or the Indenture, including the failure to pay principal of or interest on the RaPS when due. Except in the limited circumstances described herein, the RaPS are not subject to redemption by the Company prior to the Stated Maturity.
                                                       (continued on next page)
                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 -------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      PRICE TO     UNDERWRITING   PROCEEDS TO
                                     PUBLIC(1)     DISCOUNT(2)   COMPANY(1)(3)
------------------------------------------------------------------------------
Per Security......................    99.821%         0.625%        99.196%
------------------------------------------------------------------------------
Total.............................  $349,373,500    $2,187,500    $347,186,000
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from June 30, 1998.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $200,000.

                               ----------------

  The RaPS are offered by the Underwriters named below, subject to prior sale when, as and if issued by the Company and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is anticipated that delivery of the RaPS will be made through the book-entry facilities of The Depository Trust Company (the "Depositary") on or about June 30, 1998.

BEAR, STEARNS & CO. INC.
     CRAIGIE INCORPORATED
                A BB&T COMPANY
                          KEEFE, BRUYETTE & WOODS, INC.
                                   DONALDSON, LUFKIN & JENRETTE
The date of this Prospectus Supplement is June 25, 1998.
--------
(SM)Service Mark of Bear, Stearns & Co. Inc.

  RaPS will be issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof. Each of the RaPS will be issued in fully registered book-entry form (a "Book-Entry Note") and will be represented by one or more fully registered global securities (the "Global Notes") deposited with or on behalf of the Depositary and registered in the name of the Depositary or the Depositary's nominee. Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to its participants' interests) and the Depositary's participants (with respect to Beneficial Owners). Except as described in the Prospectus Supplement under "Description of RaPS--Book-Entry System," owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of RaPS in definitive form and will not be considered the Holders thereof.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE RAPS, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. SEE "UNDERWRITING."

  THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following reports filed by the Company with the Securities and Exchange Commission (File No.
1-10853) under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement:

    (i)   Annual Report on Form 10-K for the year ended December 31, 1997;

    (ii)  Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;
          and

    (iii) Current Reports on Form 8-K filed with the Commission on January 15, 1998, February 26, 1998, February 27, 1998, April 13, 1998, May
          13, 1998 and June 23, 1998.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the RaPS are hereby incorporated by reference into the Prospectus as supplemented by this Prospectus Supplement and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in the Prospectus, in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference therein or herein shall be deemed to be modified or superseded for purposes of the Registration Statement (as defined in the Prospectus) and the Prospectus as supplemented by this Prospectus Supplement to the extent that a statement contained in the Prospectus, in this Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, the Prospectus or this Prospectus Supplement. In particular, reference is made to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 1998, which includes the Company's consolidated financial statements and supplemental financial information restated to give effect to the acquisition of Life Bancorp, Inc. in a transaction that was accounted for as a pooling of interests.

  The Company will provide without charge to each person to whom a copy of this Prospectus as supplemented by this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement, except for certain exhibits to such documents. Written requests should be sent to Investor Relations, BB&T Corporation, 150 South Stratford Road, Suite 400, Winston-Salem, North Carolina 27104. Telephone requests may be directed to (336) 733-3058.

                                  THE COMPANY

  BB&T Corporation ("BB&T" or the "Company") is a multi-bank holding company headquartered in Winston-Salem, North Carolina. The Company conducts its operations in North Carolina, South Carolina and Virginia primarily through its commercial banking subsidiaries, which operate 518 banking offices, and, to a lesser extent, through its other subsidiaries. Substantially all of the Company's loans are to businesses and individuals in the Carolinas and Virginia. The Company's principal subsidiaries are Branch Banking and Trust Company ("BB&T-NC"), Branch Banking and Trust Company of South Carolina ("BB&T-SC"), Branch Banking and Trust Company of Virginia ("BB&T-VA"), Life Savings Bank, F.S.B., headquartered in Norfolk, Virginia ("LSB"), Regional Acceptance Corporation, headquartered in Greenville, North Carolina ("Regional Acceptance"), and Craigie Incorporated, headquartered in Richmond, Virginia ("Craigie"). At March 31, 1998, the Company had assets of $31.5 billion, deposits of $20.8 billion, loans of $21.5 billion and shareholders' equity of $2.44 billion and ranked 27 among bank holding companies in the United States in terms of assets and 28 in terms of deposits.

  BB&T-NC, the Company's largest subsidiary, is the oldest bank in North Carolina. At March 31, 1998, BB&T-NC had assets of $23.6 billion, deposits of $15.6 billion, loans of $15.9 billion and shareholder's equity of $1.8 billion and had the largest share of deposits in North Carolina. Serving North Carolina through 353 banking offices, BB&T-NC focuses on providing a wide range of banking services in its local market for retail commercial customers, including small and mid-size businesses, public agencies and local governments, trust customers and individuals. BB&T-NC has numerous subsidiaries which engage in leasing, investment, insurance and other activities. Among such subsidiaries is BB&T Insurance Services, Inc., which is the largest independent insurance agency in the Carolinas.

  BB&T-SC serves South Carolina through 93 banking offices and focuses on providing a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments, trust customers and individuals. At March 31, 1998, BB&T-SC had assets of $4.4 billion, deposits of $3.5 billion, loans of $3.1 billion and shareholder's equity of $386.3 million and had the third largest market share of deposits in South Carolina.

  BB&T-VA offers a full range of commercial and retail banking services through 52 banking offices in the Hampton Roads and Richmond areas and the southern, central and southwestern regions of Virginia. At March 31, 1998, BB&T-VA had assets of $851.9 million, deposits of $683.8 million, loans of $636.5 million and shareholder's equity of $75.2 million and ranked sixth among banks in Virginia in terms of deposits. On March 1, 1998, the Company acquired LSB, which has 20 retail banking offices in the Hampton Roads region of Virginia. At March 31, 1998, LSB had assets of $1.4 billion, deposits of $715.6 million, loans of $626.7 million and shareholder's equity of $130.6 million. It is anticipated that LSB will merge into BB&T-VA during the second half of 1998.

  Regional Acceptance, acquired by the Company effective September 1, 1996, specializes in indirect financing of purchases of mid-model and late-model used automobiles by consumers with limited access to traditional sources of credit. It operates 41 branch offices in the Carolinas, Tennessee and Virginia. At March 31, 1998, Regional Acceptance had assets of $191.9 million, loans of $182.2 million and shareholder's equity of $42.8 million.

  Craigie, acquired by the Company on October 1, 1997, is an investment banking firm headquartered in Richmond, Virginia, with offices in Charlotte, Raleigh and Winston-Salem, North Carolina and Columbia, South Carolina, that specializes in the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. Craigie's public finance department provides investment banking services, financial advisory services and municipal bond financing to a variety of regional tax-exempt issuers. The firm's corporate finance department specializes in raising capital for corporate clients and has an active mergers and acquisitions advisory practice.

  Other subsidiaries of BB&T include Phillips Factors Corporation, which buys and manages accounts receivable primarily in the furniture, textiles and home furnishings-related industries, and Sheffield Financial Corp., which specializes in loans to small commercial lawn care businesses across the country.

  The Company is continuing to develop its franchise through the acquisition of two financial institutions in metropolitan Washington, D.C. region pursuant to transactions which are expected to be consummated in 1998. See "Recent Developments--Pending Acquisitions and Other Developments."

                              RECENT DEVELOPMENTS

  The Company reported net income of $113.7 million for the quarter ended March 31, 1998, representing an increase of 13.6% from the $100.1 million of net income in the first quarter of 1997. The increase in net income reflected a 8.0% increase in net interest income and a 23.4% increase in noninterest income, while noninterest expenses increased 15.3%. Returns on average assets and average equity in the first quarter of 1998 were 1.50% and 18.77%, respectively, compared to prior year ratios of 1.49% and 17.98%, respectively.

  The Company's net interest income was $296.1 million for the first quarter of 1998 compared to $274.1 million in the first quarter of 1997. The increase in net interest income was a result of higher average interest-earning assets, which increased 12.1% from the first quarter of 1997. Total interest income was $592.2 million for the first quarter of 1998, an increase of 12.4% from $527.0 million earned in the comparable period of 1997. Total interest expense was $296.1 million in the first quarter of 1998 compared to $252.9 million in the first quarter of 1997, an increase of $43.2 million. During the first quarter of 1998, average interest-earning assets were $28.7 billion compared to $25.6 billion for the first quarter of 1997. Average interest-bearing liabilities during the first quarter of 1998 were $25.2 billion compared to $22.2 billion during the first quarter of 1997, an increase of $3.0 billion. The net interest margin in the first quarter of 1998 was 4.36%, a decrease of
 .10% from the net interest margin in the first quarter of 1997.

  The Company's provision for loan and lease losses was $22.0 million in the first quarter of 1998 compared to $21.1 million in the first quarter of 1997. Net charge-offs in the first quarter of 1998 were .29% of average loans and leases compared to .27% in the first quarter of 1997. The Company's allowance for loan and lease losses was 1.31% of total loans and leases and 3.06x nonaccrual loans and leases at the end of the first quarter of 1998, compared to 1.31% and 3.80x, respectively, at the end of the first quarter of 1997. Nonperforming assets were $122.3 million, or .39% of total assets, at March 31, 1998 compared to $98.5 million, or .35% of total assets, at March 31, 1997.

  Total noninterest income increased 23.4% in the first quarter of 1998 to $121.1 million from $98.1 million in the first quarter of 1997. Service charges on deposits, the primary component of noninterest income, increased 12.1% in the first quarter of 1998 over the comparable 1997 period. Other nondeposit fees and commissions were $24.6 million in the first quarter of 1998 compared to $18.4 million in the first quarter of 1997, an increase of 33.3%. Income from mortgage banking activities in the first quarter of 1998 increased $2.8 million, or 22.4%, over the comparable 1997 period. Insurance agency commissions increased $2.6 million, or 23.2%, in the first quarter of 1998 over the comparable 1997 period. Total noninterest expense increased 15.3% in the first quarter of 1998 to $229.0 million from $198.7 million in the first quarter of 1997.

PENDING ACQUISITIONS AND OTHER DEVELOPMENTS

  The Company has entered into an Agreement and Plan of Reorganization, dated as of December 16, 1997, as amended and restated, with Franklin Bancorporation, Inc. ("Franklin"), which provides for the merger of Franklin with and into BB&T. Franklin operates nine banking offices in the metropolitan Washington, D.C. area through its subsidiary, Franklin National Bank. The merger, which is expected to be accounted for as a pooling of interests, is subject to customary closing conditions. The Company expects the merger to be effective on or around July 1, 1998. At March 31, 1998, Franklin had assets of $659.0 million, deposits of $433.6 million, loans of $306.9 million and shareholders' equity of $42.5 million.

  The Company has entered into an Agreement and Plan of Reorganization, dated as of February 25, 1998, as amended and restated, with Maryland Federal Bancorp, Inc. ("Maryland Federal"), which provides for the merger of Maryland Federal with and into BB&T. Maryland Federal operates 28 banking offices in the Maryland metropolitan Washington, D.C. area through its subsidiary, Maryland Federal Bank. The merger, which is expected to be accounted for as a purchase, is subject to approval of the shareholders of Maryland Federal, regulatory approvals and other customary closing conditions. The Company expects the merger to be effective on or around September 30, 1998. At February 28, 1998, Maryland Federal had assets of $1.19 billion, deposits of $832 million, loans of $989 million and shareholders' equity of $104.5 million.

  The Company expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial and financial services institutions. Such acquisitions may entail the payment by the Company of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of the Company's capital stock or the incurring of additional indebtedness by the Company, and could have a dilutive effect on the earnings or book value per share of the Company's common stock. Moreover, such acquisitions sometimes result in significant charges against earnings, although cost savings, especially incident to in-market acquisitions, also are frequently anticipated.

  On February 27, 1998, the Company announced that its Board of Directors had approved a new plan to repurchase up to 5 million shares of BB&T's common stock. It is anticipated that share repurchases will be made periodically as needed for issuance in specific business combinations to be accounted for as purchases. The Company intends to repurchase up to approximately 2.1 million shares for reissue in connection with the proposed acquisition of Maryland Federal, which will be accounted for as a purchase. (Approximately 2.2 million shares have previously been repurchased for this purpose, bringing the maximum number of shares to be repurchased in connection with the proposed acquisition of Maryland Federal to approximately 4.3 million.) The Company's previous repurchase plan, approved in January 1997, provided for the repurchase of up to 5 million shares of its common stock. At year-end 1997, the Company had repurchased approximately 3.4 million shares pursuant to this plan. The 1.6 million shares remaining under this plan were combined with the 5 million shares newly authorized for repurchase, providing the Company with the potential of repurchasing up to approximately 6.6 million shares for issuance in business combinations to be accounted for as purchases. Through June 12, 1998, approximately 2.6 million shares had been repurchased pursuant to these plans at a cost of approximately $175 million.

                                USE OF PROCEEDS

  The net proceeds from the sale of the RaPS will be approximately $362 million, after deducting the underwriting discount and estimated expenses of the offering, and including the payment made to the Company by Bear, Stearns & Co., Inc. as Remarketing Dealer. The Company currently intends to use (i) approximately $145 million of the net proceeds from the offering to repurchase shares of the Company's common stock in connection with the pending acquisition of Maryland Federal, (ii) approximately $80 million of the net proceeds to repay certain short-term borrowings incurred to finance the repurchase of shares previously acquired in connection with the Maryland Federal acquisition and other pending business combinations and (iii) the balance of the net proceeds for general corporate purposes. See "Recent Developments -- Pending Acquisitions and Other Developments."

  Pending use as described above, the net proceeds may be temporarily invested or used to reduce short-term indebtedness. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Company and its subsidiaries and the availability of other funds.

  Based upon the historical and anticipated future growth of the Company and the financial needs of the Company and its subsidiaries, the Company may engage in additional financings of a character and amount to be determined as the need arises.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

  The following are the Company's consolidated ratios of earnings to fixed charges for the periods indicated:

                                        FOR THE
                                         THREE
                                        MONTHS
                                         ENDED       FOR THE YEARS ENDED
                                       MARCH 31,         DECEMBER 31,
                                       ----------  ----------------------------
                                       1998  1997  1997  1996  1995  1994  1993
                                       ----  ----  ----  ----  ----  ----  ----
   Earnings to fixed charges:
     Excluding interest on deposits... 2.60x 3.27x 2.62x 3.02x 2.23x 3.59x 3.53x
     Including interest on deposits... 1.56  1.60  1.49  1.51  1.35  1.60  1.41

  For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth certain consolidated financial data of the Company for the five years ended December 31, 1997, and the three months ended March 31, 1998 and March 31, 1997. The information is qualified in its entirety by the detailed information and consolidated financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in this Prospectus Supplement and the accompanying Prospectus.

                           AS OF OR FOR
                             THE THREE
                           MONTHS ENDED     AS OF OR FOR THE YEARS ENDED DECEMBER
                             MARCH 31,                       31,
                          ----------------  ------------------------------------------
                           1998     1997     1997    1996     1995     1994     1993
                          -------  -------  ------  -------  -------  -------  -------
                                          (DOLLARS IN MILLIONS)
SUMMARY OF OPERATIONS:
 Interest income........  $   592  $   527  $2,230  $ 2,030  $ 1,957  $ 1,644  $ 1,480
 Interest expense.......      296      253   1,093      988      997      714      623
                          -------  -------  ------  -------  -------  -------  -------
 Net interest income....      296      274   1,137    1,042      960      930      857
 Provision for loan and
  lease losses..........       22       21      98       62       42       25       61
                          -------  -------  ------  -------  -------  -------  -------
 Net interest income
  after provision for
  loan and lease losses.      274      253   1,039      980      918      905      796
 Noninterest income.....      121       98     456      339      255      270      268
 Noninterest expense....      229      199     955      815      818      743      802
                          -------  -------  ------  -------  -------  -------  -------
 Income before income
  taxes.................      166      152     540      504      355      432      262
 Provision for income
  taxes.................       52       52     186      165      119      150       97
                          -------  -------  ------  -------  -------  -------  -------
 Income before
  cumulative effect of
  changes in accounting
  principles............      114      100     354      339      236      282      165
 Less: cumulative effect
  of changes in
  accounting principles,
  net of income taxes...      --       --      --       --       --       --       (33)
                          -------  -------  ------  -------  -------  -------  -------
 Net income.............  $   114  $   100  $  354  $   339  $   236  $   282  $   132
                          =======  =======  ======  =======  =======  =======  =======
SELECTED PERIOD END
 BALANCES:
 Total assets...........  $31,536  $27,921  30,643  $27,127  $25,768  $24,495  $23,044
 Earning assets.........   29,362   26,310  28,448   25,381   24,180   23,047   21,516
 Securities.............    7,780    6,981   7,415    6,935    6,807    6,589    6,195
 Loans and leases(1)....   21,532   19,220  20,933   18,379   17,257   16,046   14,872
 Deposits...............   20,795   20,337  20,948   19,736   18,929   18,046   18,123
 Long-term debt.........    3,769    2,581   3,576    2,321    1,542    1,096    1,010
 Shareholders' equity...    2,440    2,256   2,400    2,223    2,186    1,952    1,734
SELECTED FINANCIAL
 RATIOS:
 PROFITABILITY RATIOS:
 Return on average
  assets................     1.50%    1.49%   1.25%    1.30%    0.94%    1.21%    0.63%
 Return on average
  common shareholders'
  equity................    18.77    17.98   15.60    15.94    11.69    15.89     7.85
 Net interest margin....     4.36     4.46    4.45     4.39     4.18     4.38     4.53
 CAPITAL RATIOS:
 Equity to assets
  (period end)..........     7.74%    8.08%   7.83%    8.19%    8.48%    7.97%    7.52%
 Tier 1 capital.........     10.4     11.1    10.3     11.8     13.1     12.5     11.4
 Total capital..........     14.1     13.7    14.0     14.5     14.4     13.7     13.0
 Leverage...............      7.1      7.8     7.2      7.9      8.0      7.9      7.3
 Efficiency(2)..........     51.3     51.9    51.1     55.0     55.4     60.0     63.9
 LOAN QUALITY RATIOS:
 Nonaccrual loans and
  leases as a percentage
  of total loans and
  leases................     0.43%    0.33%   0.47%    0.35%    0.41%    0.46%    0.63%
 Nonperforming assets as
  a percentage of:
  Total assets..........     0.39     0.35    0.44     0.36     0.37     0.39     0.58
  Loans and leases plus
   foreclosed property..     0.57     0.51    0.64     0.52     0.55     0.58     0.89
 Net charge-offs as a
  percentage of average
  loans and leases......     0.29     0.27    0.41     0.29     0.23     0.15     0.29
 Allowance for loan and
  lease losses as a
  percentage of loans
  and leases............     1.31     1.31    1.32     1.30     1.29     1.36     1.45
 Ratio of allowance for
  loan and lease losses
  to:
  Net charge-offs.......     4.65x    5.01x   3.47x    4.68x    5.76x    9.84x    5.40x
  Nonaccrual loans and
   leases...............     3.06     3.80    2.78     3.70     3.18     2.97     2.30

--------
(1) Loans and leases are net of unearned income and the allowance for losses. Amounts include loans held for sale.
(2) Calculations exclude nonrecurring charges.

                              DESCRIPTION OF RAPS

GENERAL

  The following description of the particular terms of the RaPS supplements and, to the extent inconsistent therewith, replaces, the description of the Debt Securities and the specific terms and conditions of the Subordinated Debt Securities set forth in the accompanying Prospectus. Except as expressly provided in this Prospectus Supplement, the terms and conditions set forth in the Prospectus will apply to the RaPS offered hereby.

  The RaPS offered hereby will be issued under the Indenture regarding Subordinated Securities dated as of May 24, 1996 between the Company and State Street Bank and Trust Company, as trustee (the "Trustee") (the "Indenture"), and constitute a single series of Subordinated Debt Securities thereunder.

  Capitalized terms used herein but not otherwise defined have the meanings assigned to such terms in the Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The Indenture permits the issuance from time to time of various series of Debt Securities, and each series may differ as to terms, including maturity, interest rate, redemption and sinking fund provisions, covenants and events of default. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder.

  The RaPS will mature on June 30, 2025 (the "Stated Maturity Date") and are limited to $350,000,000 in aggregate principal amount. The RaPS will be issued in denominations of $100,000 or integral multiples of $1,000 in excess thereof. All payments on the RaPS will be made in U.S. dollars.

  On June 30, 2005 (the "Remarketing Date"), the RaPS will either be (i) mandatorily tendered to and purchased by Bear, Stearns & Co. Inc., or its successor, as Remarketing Dealer (the "Remarketing Dealer"), in which case the Remarketing Dealer will pay 100% of the principal amount of the RaPS and the Company will pay accrued interest, if any, to the Remarketing Date, or (ii) redeemed by the Company at 100% of the principal amount thereof plus accrued interest, if any, to the Remarketing Date.

SUBORDINATION

  As described in the accompanying Prospectus relating to Subordinated Debt Securities, the RaPS are subordinate and subject in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company. See "Subordinated Debt Securities--Subordination" in the accompanying Prospectus. The Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness.

  As described in the accompanying Prospectus relating to Subordinated Debt Securities, payment of the principal of RaPS may be accelerated in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default by the Company in the performance of any covenant or agreement in the RaPS or the Indenture, including the failure to pay principal of or interest on the RaPS when due. See "Subordinated Debt Securities--Limited Rights of Acceleration" and "--Events of Default" in the accompanying Prospectus.

INTEREST AND INTEREST PAYMENT DATES

  The RaPS will bear interest at 6.375% per annum for the period from June 30, 1998 to the Remarketing Date. If the RaPS are purchased by the Remarketing Dealer on the Remarketing Date, on and after the Remarketing Date the RaPS will bear interest at the rate determined by the Remarketing Dealer in accordance with the procedures set forth below (the "Interest Rate to Maturity"). See "--Interest Rate to Maturity."

  The RaPS will bear interest from June 30, 1998, payable semi-annually on June 30 and December 30 of each year (each, an "Interest Payment Date"), commencing December 30, 1998, to the persons in whose names the RaPS are registered at the close of business on the preceding June 15 and December 15, respectively, whether or not a Business Day (each, a "Regular Record Date"); provided, however, that (i) the first payment of interest on RaPS with an original issue date between a Regular Record Date and an Interest Payment Date following the next succeeding Regular Record Date will be payable to the registered holder on such next succeeding Regular Record Date and (ii) interest payable on the Remarketing Date and on the Stated Maturity Date will be payable to the person to whom principal shall be payable. Interest payments will be in the amount of interest accrued from and including the next preceding Interest Payment Date (or from and including June 30, 1998 if no interest has been paid or duly provided for with respect to the
RaPS) to but excluding the relevant Interest Payment Dates, the Remarketing Date or the Stated Maturity Date, as the case may be. Interest on the RaPS will be computed on the basis of a 360-day year of twelve 30-day months. "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

INTEREST RATE TO MATURITY

  Absent the occurrence of a No-Bid Event (as defined below), the Interest Rate to Maturity on the RaPS will be determined by the Remarketing Dealer by 3:30 p.m., New York City time, on the fifth Business Day immediately preceding the Remarketing Date (the "Determination Date") to the nearest one-hundred thousandth (0.00001) of one percent per annum, and will be equal to the sum of 5.64% per annum (the "Base Rate") and the Applicable Spread (as defined below). The Applicable Spread will be based on the Dollar Price (as defined below) of the RaPS.

  For this purpose, the following terms have the following meanings:

  "Applicable Spread" means the lowest firm price bid, solicited in accordance with the then-standard market methodology for soliciting firm price bids but expressed as a spread (in the form of a percentage or in basis points) above the Base Rate, obtained by the Remarketing Dealer on the Determination Date from the bids quoted by five Reference Corporate Dealers (as defined below) for the full aggregate outstanding principal amount of the RaPS at the Dollar Price, but assuming (i) an issue date that is the Remarketing Date, with settlement on such date without accrued interest, (ii) a maturity date that is the Stated Maturity Date and (iii) a stated annual interest rate equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer. If fewer than five Reference Corporate Dealers bid as described above, then the Applicable Spread will be the lowest of such bid indications obtained as described above. If none of the Reference Corporate Dealers provides a bid as described above, then such occurrence will be deemed a "No-Bid Event." The Interest Rate to Maturity announced by the Remarketing Dealer, absent manifest error, will be binding and conclusive upon the holders of beneficial interests in the RaPS (the "Beneficial Owners"), the Holders (as defined in the Indenture) of the RaPS, the Company and the Trustee.

  "Comparable Treasury Issues" means the United States Treasury security or securities selected by the Remarketing Dealer as having an actual or interpolated maturity or maturities comparable to the remaining term of the RaPS being purchased by the Remarketing Dealer.

  "Comparable Treasury Price" means, with respect to the Remarketing Date: (i) the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) on the Determination Date as of such time prior to 3:30 p.m. New York City time as the Remarketing Dealer in its sole discretion may elect, as set forth on "Telerate Page 500" (or such other page as may replace Telerate Page 500); or (ii) if such page (or any successor page) is not displayed or does not contain such offer prices on such Business Day (a) the average of the Reference Treasury Dealer Quotations (as defined below) for such Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer prices specified in clause (i) above as may replace Dow Jones Markets.

  "Dollar Price" means, with respect to the RaPS, the present value, as of the Remarketing Date, of the Remaining Scheduled Payments (as defined below) discounted to the Remarketing Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below).

  "Reference Corporate Dealer" means each of Bear, Stearns & Co. Inc. and four leading dealers of publicly traded debt securities of the Company, and their respective successors, designated by the Company not later than a Business Day immediately preceding the Determination Date and reasonably acceptable to the Remarketing Dealer, or, failing such designation by the Company, as designated by the Remarketing Dealer (a "Primary Corporate Dealer").

  "Reference Treasury Dealer" means each of Bear, Stearns & Co. Inc. and four primary U.S. Government securities dealers designated by the Company, and their respective successors, not later than a Business Day immediately preceding the Determination Date and reasonably acceptable to the Remarketing Dealer, or, failing such designation by the Company, as designated by the Remarketing Dealer (a "Primary Treasury Dealer").

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and the Remarketing Date, the firm offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount and exclusive of accrued interest) quoted to the Remarketing Dealer by such Reference Treasury Dealer as of such time prior to 3:30 p.m. New York City time as the Remarketing Dealer in its sole discretion may elect, on the Determination Date.

  "Remaining Scheduled Payments" means, with respect to the RaPS, the remaining scheduled payments of the principal thereof and interest thereon, calculated at the Base Rate only, that would be due after the Remarketing Date to and including the Stated Maturity Date; provided that if the Remarketing Date is not an Interest Payment Date with respect to the RaPS, the amount of the next succeeding scheduled interest payment thereon, calculated at the Base Rate only, will be reduced by the amount of interest accrued thereon, calculated at the Base Rate only, to the Remarketing Date.

  "Treasury Rate" means, with respect to the Remarketing Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues, assuming a price for the Comparable Treasury Issues (expressed as a percentage of its principal amount), equal to the Comparable Treasury Price (plus accrued interest to the first day following the Determination Date on which a sale of Comparable Treasury Issues entered into on such date would customarily settle) for such Remarketing Date.

MANDATORY TENDER

  If the Remarketing Dealer gives notice to the Company and the Trustee on the fifth Business Day prior to the Remarketing Date at not later than 4:00 p.m. New York City time of its intention to purchase the RaPS for remarketing (the "Notification Date"), each of the RaPS will be automatically tendered, or deemed tendered, to the Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under "--Mandatory Redemption" or "--Optional Redemption." The purchase price for the RaPS to be paid by the Remarketing Dealer will be equal to 100% of the principal amount thereof, and the Company will pay accrued interest, if any, to the Remarketing Date. See "--Settlement."

  If the RaPS are tendered for remarketing, the Remarketing Dealer may remarket the RaPS for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale. From and after the Remarketing Date, the RaPS will bear interest at the Interest Rate to Maturity.

  The obligation of the Remarketing Dealer to purchase the RaPS on the Remarketing Data following the Remarketing Dealer's election on the Notification Date to remarket the RaPs is subject to terminating conditions set forth in the Remarketing Agreement (as defined below). The occurrence of certain terminating conditions may require the Company to settle in cash the fair market value of the Remarketing Dealer's remarketing option based on a market quotation on the date of settlement. See "--Remarketing Dealer".

  If for any reason the Remarketing Dealer does not purchase all RaPS on the Remarketing Date, the Company will be required to redeem the RaPS on the Remarketing Date at a price equal to 100% of the principal amount thereof plus all accrued and unpaid interest, if any, on the RaPS to the Remarketing Date. See "--Mandatory Redemption."

NOTIFICATION OF INTEREST RATE TO MATURITY

  If the Remarketing Dealer has previously notified the Company and the Trustee on the Notification Date of its intention to purchase the RaPS on the Remarketing Date, the Remarketing Dealer will notify the Company, the Trustee and the Depositary by telephone, confirmed in writing, by 4:00 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.

MANDATORY REDEMPTION

  The Company will redeem the RaPS as a whole on the Remarketing Date at a price equal to 100% of the aggregate principal amount of the RaPS plus all accrued and unpaid interest, if any, on the RaPS to the Remarketing Date in the event that: (i) the Remarketing Dealer for any reason (other than the occurrence of a No-Bid Event) does not notify the Company of the Interest Rate to Maturity by 4:00 p.m., New York City time, on the Determination Date; (ii) prior to the Remarketing Date, the Remarketing Dealer has resigned and no successor has been appointed on or before the Determination Date; (iii) at any time after the Remarketing Dealer elects on the Notification Date to remarket the RaPS, the Remarketing Dealer elects to terminate the Remarketing Agreement (as described below--see "--Remarketing Dealer") in accordance with the terms thereof; (iv) the Remarketing Dealer does not give notice to the Company and the Trustee by the Notification Date of its intention to purchase the RaPS for remarketing on the Remarketing Date; or (v) the Remarketing Dealer for any reason does not purchase all of the RaPS on the Remarketing Date. In any such case, payment will be made by the Company to the Depositary participant of each Beneficial Owner of RaPS, by book-entry through the Depositary by the close of business on the Remarketing Date against delivery through the Depositary of such Beneficial Owner's RaPS.

OPTIONAL REDEMPTION

  Notwithstanding an election by the Remarketing Dealer to remarket the RaPS, the Company may irrevocably elect to exercise its right to redeem the RaPS, in whole but not in part, on the Remarketing Date by notifying the Remarketing Dealer and the Trustee of such election not later than 4:00 P.M. New York City time on the Business Day immediately preceding the Determination Date. If the Company so elects to redeem the RaPS, the Company shall redeem the RaPS as a whole on the Remarketing Date at a price equal to 100% of the aggregate principal amount of the RaPS plus all accrued and unpaid interest, if any, on the RaPS to the Remarketing Date. In such case, payment will be made by the Company to the Depositary participant of each Beneficial Owner's RaPS. In addition, the Remarketing Dealer will be deemed to have elected not to remarket the RaPS and the Company will pay to the Remarketing Dealer the fair market value, calculated as set forth in the Remarketing Agreement, of the Remarketing Dealer's right to purchase and remarket the RaPS pursuant to the Remarketing Agreement. Except in the limited circumstances described above, the RaPS are not subject to redemption at the option of the Company.

SETTLEMENT

  If the RaPS are automatically tendered or deemed tendered to the Remarketing Dealer for purchase on the Remarketing Date, all RaPS will be delivered to the account of the Trustee, by book-entry through the Depositary pending payment of the purchase price therefor, on the Remarketing Date. The Remarketing Dealer will make or cause the Trustee to make payment to the Depositary participant (each, a "Participant") of each Beneficial Owner of RaPS, by book-entry through the Depositary by the close of business on the Remarketing

Date against delivery through the Depositary of such Beneficial Owner's RaPS, of the purchase price for the RaPS. The purchase price of the RaPS will be 100% of the principal amount thereof plus accrued and unpaid interest on the RaPS to the Remarketing Date. If the Remarketing Dealer does not purchase all of the RaPS on the Remarketing Date, the Company will be obligated to make or cause to be made such payment for the RaPS, as described under "--Mandatory Redemption." In any case, the Company will make or cause the Trustee to make payment of interest due on the Remarketing Date to each Beneficial Owner of RaPS by book-entry through the Depositary by the close of business on the Remarketing Date.

  The transactions described above will be executed on the Remarketing Date through the Depositary in accordance with the procedures of the Depositary, and the accounts of the respective Participants will be debited and credited and the RaPS delivered by book-entry as necessary to effect the purchases and sales thereof.

  The tender and settlement procedures described above, including provisions for payment to selling Beneficial Owners of tendered RaPS or for payment by purchasers of RaPS in the remarketing, may be modified to the extent required by the Depositary or, if the book-entry system is no longer available for the RaPS at the time of the remarketing, to the extent required to facilitate the tendering and remarketing of RaPS in certificated form. In addition, the Remarketing Dealer may modify the settlement procedures set forth above in order to facilitate the settlement process.

  As long as the Depositary or its nominee holds the certificates representing any RaPS in the book-entry system of the Depositary, no certificates for such RaPS will be delivered by any selling Beneficial Owner to reflect any transfer of such RaPS effected in the remarketing. In addition, under the terms of the RaPS and the Remarketing Agreement (as defined below), the Company has agreed that (i) it will use its best efforts to maintain the RaPS in book-entry form with the Depositary or any successor thereto and to appoint a successor depositary to the extent necessary to maintain the RaPS in book-entry form and
(ii) it will waive any discretionary right it otherwise has under the Indenture to cause the RaPS to be issued in certificated form.

  Settlement for the RaPS will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the RaPS in book-entry form will be made in immediately available funds. The RaPS will trade in the Depositary's Same-Day Funds Settlement System until the Stated Maturity Date, or until the RaPS are issued in definitive form, and secondary market trading activity in the RaPS will therefore be required by the Depositary to settle in immediately available funds.

  For further information with respect to transfers and settlement through the Depositary, see "--Book-Entry System."

REMARKETING DEALER

  On or prior to the date of original issuance of the RaPS, the Company and the Remarketing Dealer will enter into a Remarketing Agreement (the "Remarketing Agreement"). The Remarketing Dealer will not receive any fees or reimbursement of expenses from the Company in connection with the remarketing. The proceeds to the Company from the sales of the RaPS will include an amount paid by the Remarketing Dealer for its right to remarket the RaPS.

  If the Remarketing Dealer elects to remarket the RaPS, its obligation to purchase the RaPS on the Remarketing Date will be subject to several conditions precedent set forth in the Remarketing Agreement, including, among others, the conditions that, since the time that the Remarketing Dealer elected to remarket the RaPS, (i) no material adverse change in the condition, financial or otherwise, earnings, affairs or business of the Company and its subsidiaries taken as a whole shall have occurred, the effect of which is such as to make it, in the reasonable judgment of the Remarketing Dealer, impracticable to remarket the RaPS or to enforce contracts for sale of the RaPS, (ii) no Event of Default, or any event that, with the giving of notice or passage of time or both, would constitute an Event of Default, with respect to the RaPS shall have occurred and be continuing, (iii) the credit rating of any of the Company's securities shall have been downgraded or put under surveillance or review with negative implications, (iv) the RaPS or the Indenture shall have been amended, without the consent of the Remarketing Dealer, in any manner that materially and adversely changes the nature of the RaPS or the remarketing procedures, and (v) a Change of Control (as defined in the Remarketing Agreement) shall have occurred. The Remarketing Dealer also may terminate its obligations under the Remarketing Agreement at any time on or before the Remarketing Date if, among other things, a No-Bid Event shall have occurred. If the Remarketing Dealer elects to remarket the RaPS, upon the occurrence of certain terminating events described above, the Remarketing Dealer will have the right to terminate the Remarketing Agreement or, until 3:30 p.m. New York City time on the Business Day immediately preceding the Remarketing Date, redetermine the Interest Rate to Maturity.

  If the Remarketing Agreement is terminated at the option of the Remarketing Dealer based upon the occurrence of any of certain specified termination events, the Company will be obligated thereunder to reimburse the Remarketing Dealer for all of its reasonable out-of-pocket expenses. In addition, in the event of the occurrence of any of the terminating events referred to in the preceding paragraph or the occurrence, prior to the Remarketing Dealer's election on the Notification Date to remarket the RaPS, of any event of the type described in clauses (ii), (iv) or (v) in the preceding paragraph, the Company will be obligated to pay to the Remarketing Dealer the fair market value, calculated as set forth in the Remarketing Agreement, of the Remarketing Dealer's right to purchase and remarket the RaPS pursuant to the Remarketing Agreement (the "Call Price") provided, any election by the Remarketing Dealer to terminate the Remarketing Agreement as described above must be made within 45 days after it obtains actual knowledge of the terminating event.

  The Company will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), arising out of or in connection with its duties under the Remarketing Agreement.

  No Beneficial Owner of any RaPS will have any right or claim under the Remarketing Agreement or against the Company or the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such RaPS.

  The Remarketing Agreement provides that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company will appoint a successor Remarketing Dealer. The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in RaPS. The Remarketing Dealer, either as principal or agent, may exercise any vote or join in any action that any Beneficial Owner of RaPS may be entitled to exercise or take, and may engage in or have an interest in any financial or other transaction with the Company, as freely as if it did not act in any capacity under the Remarketing Agreement.

  As long as the Remarketing Agreement is in effect, neither the Company nor any of its affiliates (other than Craigie Incorporated in its capacity as underwriter or market-maker for the RaPS) will subordinate or acquire any of the RaPS prior to the remarketing thereof by the Remarketing Dealer, other than in connection with the fulfillment of the Company's obligation to redeem the RaPS, or the exercise of its right to redeem the RaPS on the Remarketing Date. After the Remarketing Date, or termination of the Remarketing Agreement prior thereto, the Company and its subsidiaries and affiliates may at any time purchase RaPS at any price in the open market or otherwise. The RaPS so purchased by the Company, at its discretion, may be held, resold or surrendered to the Trustee for cancellation.

PAYMENT AND PAYMENT AGENTS

  Principal of and interest on the RaPS will be payable, subject to any applicable laws and regulations, at the offices of such paying agents as the Company may designate from time to time pursuant to the Indenture ("Paying Agents"), except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register (as defined in the Indenture).

  The Company has designated the corporate trust department of BB&T-NC as the Paying Agent and as the place where the RaPS may be presented for payment. The Company at any time may designate one or more additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment.

  Notwithstanding the foregoing, payments of principal and interest on Book-Entry Securities will be made in accordance with the arrangements from time to time in place between the Paying Agents and the Depositary or its nominee, as holder. See "--Book-Entry System."

  Any payment due on any day that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day, with the same force and effect as if made on the due date, and no interest will be payable on the date of payment for the period from and after the due date.

BOOK-ENTRY SYSTEM

  The RaPS will be issued only in fully registered form without coupons and will be a "Registered Security" under the Indenture. The RaPS will be issued in fully registered book-entry form, will be a "Book-Entry Security" under the Indenture and will be represented by one or more fully registered global securities (the "Global Securities") deposited with or on behalf of the Depositary and registered in the name of the Depositary or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to its participants' interests) and the Depositary's participants (with respect to Beneficial Owners). So long as the Depositary or its nominee is the registered owner of a Global Security, such registered owner will be considered the sole owner or Holder of the RaPS represented by such Global Security for all purposes under the Indenture. Except as otherwise provided below, Beneficial Owners will not be entitled to have any of the individual RaPS represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such RaPS in definitive form and will not be considered the owners or Holders thereof under the Indenture.

  The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code as in effect in the State of New York and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities deposited by its participants with the Depositary, and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. The Depositary's direct participants include securities brokers and dealers (including one or more of the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) have ownership interests in the Depositary. Indirect access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

  The Indenture provides that if at any time the Depositary for any series of Debt Securities (as defined in the Indenture) is unwilling, unable or ineligible to continue to serve as such, the Company will appoint a successor Depositary with respect to such series of Debt Securities. If a successor Depositary is not appointed by the Company by the effective date of the resignation of the Depositary, the Company will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. In addition, the Indenture provides that the Company at any time and in its sole discretion may determine not to have any Global Security representing such Debt Securities. However, under the terms of the RaPS and the Remarketing Agreement, the Company has agreed that (i) it will use its best efforts to maintain the RaPS in book-entry form with the Depositary or any successor thereto and to appoint a successor depositary to the extent necessary to maintain the RaPS in book-entry form and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the RaPS to be issued in a form other than global form.

  Payments of principal of and interest on RaPS represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such RaPS. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such RaPS will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such RaPS or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The RaPS may be transferred or exchanged only through a participant in the Depositary.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

  The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the RaPS is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with initial purchasers who hold RaPS as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding RaPS as a hedge or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the U.S. dollar. In addition, this discussion only addresses the Federal income tax consequences of the RaPS until the Remarketing Date. Persons considering the purchase of RaPS must consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the RaPS arising under the laws of any other jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of a RaPS that is for United States Federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) an entity which is a corporation or a partnership for United States Federal income tax purposes created or organized in or under the laws of the United States or of any State thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate whose income is subject to United States Federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a RaPS is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a Beneficial Owner of a RaPS that is not a U.S. Holder.

U.S. HOLDERS

  The United States Federal income tax treatment of debt obligations such as the RaPS is not certain. Because the RaPS are subject to mandatory tender on the Remarketing Date, the Company intends to treat the RaPS as maturing on the Remarketing Date for United States Federal income tax purposes. By purchasing the RaPS, a U.S. Holder agrees to follow such treatment for United States Federal income tax purposes. Based on such treatment, interest on the RaPS will constitute "qualified stated interest" and generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. Holder's regular method of tax accounting). Under the foregoing, if the RaPS are issued to a U.S. Holder at par value, or if the excess of the par value over the issue price is less than the statutory de minimis amount (generally 1/4 of 1% of the RaPS' stated redemption price at the Remarketing Date multiplied by the number of complete years to the Remarketing Date from its issue date), the RaPS will not be treated as having original issue discount.

  If the RaPS are issued at a discount greater than the statutory de minimis amount, a U.S. Holder must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the U.S. Holder's regular method of accounting. In general, the amount of original issue discount included in income by an initial U.S. Holder of a RaPS would be the sum of the daily portions of original issue discount with respect to such RaPS for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such RaPS. The "daily portion" of original issue discount on any RaPS is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the RaPS, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of
(x) the RaPS' adjusted issue price at the beginning of such accrual period and appropriately adjusted to take into account the length of the particular accrual period, and (y) the yield of the RaPS and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a RaPS at the beginning of any accrual period is the sum of the issue price of the RaPS plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the RaPS that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

  Under the foregoing treatment, upon the sale, exchange or retirement of RaPS, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which is taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the RaPS. A U.S. Holder's adjusted tax basis in the RaPS generally will equal such U.S. Holder's initial investment in the RaPS increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such RaPS. Subject to the application of the market discount rules, such gain or loss will be capital if the RaPS are held as a capital asset.

  The Taxpayer Relief Act of 1997 (the "1997 Act") reduces the maximum rates on long-term capital gains recognized on capital assets held by individual taxpayers for more than 18 months as of the date of disposition (and would further reduce the maximum rates on such gains in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions). The capital gains rate for capital assets held by individual taxpayers for more than 12 months but not more than 18 months ("mid-term") was not changed by the 1997 Act. The 1997 Act does not change the capital gains rates for corporations. Prospective investors should consult their own tax advisors concerning these tax law changes.

  There can be no assurance that the Internal Revenue Service (the "IRS") will agree with the Company's treatment of RaPS, and the IRS could seek to treat the RaPS as maturing on the Stated Maturity. In the event the RaPS were treated as maturing on the Stated Maturity for United States Federal income tax purposes, because the Interest Rate to Maturity will not be determined until the Determination Date, the RaPS would be treated as having contingent interest under the Code; and the payment by the Remarketing Dealer to the Company might also affect the issue price of the RaPS and collateral consequences. Furthermore, under Treasury Regulations governing debt instruments that provide for contingent payments (the "Contingent Payment Regulations"), the Company would be required to construct a projected payment schedule for the RaPS based upon the Company's current borrowings costs for comparable debt instruments of the Company, from which an estimated yield on the RaPS would be calculated. A U.S. Holder would be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the RaPS that would be deemed to accrue at this estimated yield for each day during the U.S. Holder's taxable year on which the U.S. Holder holds the RaPS. Adjustments would be made if payments are not made as contemplated in the projected payment schedule. As a result of the application of the Contingent Payment Regulations, it is possible that a U.S. Holder would be required to include interest in income in excess of actual cash payments received for certain taxable years.

  Under the Contingent Payment Regulations, upon the sale, exchange or redemption of RaPS (including a sale pursuant to the mandatory tender on the Remarketing Date), a U.S. Holder would be required to recognize taxable income or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the RaPS as of the date of disposition. Any taxable income generally would be treated as ordinary income. Any taxable loss generally would be treated (i) first as an offset to any interest otherwise includible in income by a U.S. Holder with respect to the RaPS for the taxable year in which the sale or exchange occurs to the extent of the amount of such includible interest, and (ii) then as an ordinary loss to the extent of the U.S. Holder's total interest inclusions on the RaPS in previous taxable years. Any remaining loss in excess of the amounts described in clauses (i) and (ii) above generally would be treated as short-term, mid-term or long-term capital loss (depending upon the U.S. Holder's holding period for the RaPS). All amounts includible in income by a U.S. Holder as ordinary income pursuant to the Contingent Payment Regulations would be treated as original issue discount.

NON-U.S. HOLDERS

  A non-U.S. Holder generally will not be subject to United States Federal income taxes on payments of principal or interest (including original issue discount and accruals under the Treasury regulations applicable to contingent payment debt obligations, if any) on RaPS, unless such non-U.S. Holder owns actually or constructively 10% or more of the total combined voting power of the Company, is a controlled foreign corporation related to the Company through stock ownership or is a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the Beneficial Owner of the RaPS under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and
(iii) provides the name and address of the Beneficial Owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the Beneficial Owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If RaPS are held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the Beneficial Owner to the organization or institution.

  Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes gain upon the sale or disposition of RaPS. However, certain exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

BACKUP WITHHOLDING

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the RaPS to owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporation and certain other entities generally are exempt recipients. Payments made in respect of the RaPS to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for the non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of RaPS to or through a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or

(ii) the seller certifies its non-U.S. Holder status (and certain other conditions are met). Certification of the registered owner's non-U.S. Holder status normally would be made on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a Beneficial Owner generally would be allowed as a refund or a credit against such Beneficiary Owner's United States Federal income tax provided the required information is furnished to the IRS. A U.S. Holder as defined in clause (v) above, even exempt from backup withholding, may be subject to a 30% withholding tax if it does not properly certify that its income is effectively connected to a U.S. trade or business.

NEW WITHHOLDING REGULATIONS

  On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations generally will be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                 UNDERWRITING

  Bear, Stearns & Co. Inc., Craigie Incorporated, Keefe, Bruyette & Woods, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (the
"Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the principal amounts of the RaPS set forth opposite their respective names below:

                                                                    PRINCIPAL
              UNDERWRITER                                             AMOUNT
              -----------                                          ------------
      Bear, Stearns & Co. Inc..................................... $105,000,000
      Craigie Incorporated........................................   87,500,000
      Keefe, Bruyette & Woods, Inc................................   87,500,000
      Donaldson, Lufkin & Jenrette Securities Corporation.........   70,000,000
                                                                   ------------
          Total................................................... $350,000,000
                                                                   ============

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the RaPS offered hereby if any RaPS are purchased. The Underwriters have advised the Company that the Underwriters propose to offer the RaPS from time to time for sale in negotiated transactions or otherwise, at prices relating to prevailing market prices determined by the Underwriters at the time of each sale. The Underwriters may effect such transactions by selling RaPS to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of RaPS for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the RaPS may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the RaPS by them may be deemed to be underwriting compensation.

  The RaPS are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the RaPS, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the RaPS.

  The Underwriters are permitted to engage in certain transactions that maintain or otherwise affect the price of the RaPS. Such transactions may include over-allotment transactions and purchases to cover short positions created by the Underwriters in connection with the offering. If the Underwriters create a short position in the RaPS in connection with the offering, i.e., if they sell RaPS in an aggregate principal amount exceeding that set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing RaPS in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that any such transactions may have on the price of the RaPS. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In the ordinary course of business, the Underwriters and their affiliates have engaged and may in the future engage in investment banking transactions with the Company and certain of its affiliates. Bear, Stearns & Co. Inc. has been appointed as the Remarketing Dealer for the RaPS. See "Description of RaPS--Remarketing."

  Craigie Incorporated, one of the Underwriters, is an affiliate of the Company. Accordingly, this Offering will be made pursuant to Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

  The Company has agreed to indemnify the Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act, or to make contribution to certain payments in respect thereof.

                               VALIDITY OF RAPS

  The validity of the RaPS will be passed upon for the Company by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina, and for the Underwriters by Gibson, Dunn & Crutcher LLP, New York, New York. Gibson, Dunn & Crutcher LLP will rely on the opinion of Womble Carlyle Sandridge & Rice, PLLC, as to matters of North Carolina law, and Womble Carlyle Sandridge & Rice, PLLC will rely on the opinion of Gibson, Dunn & Crutcher LLP as to matters of New York law.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries which are incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement from the Company's Current Report on Form 8-K dated May 13, 1998, which restates the consolidated financial statements that are incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, to reflect the acquisition of Life Bancorp, Inc. by the Company on March 1, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said report.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPEC-TUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICA-TION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICI-TATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITA-TION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

Incorporation of Certain Documents by Reference............................  S-2
The Company................................................................  S-3
Recent Developments........................................................  S-4
Use of Proceeds............................................................  S-5
Consolidated Ratios of Earnings to Fixed Charges...........................  S-6
Selected Consolidated Financial Data.......................................  S-7
Description of RaPS........................................................  S-8
Certain United States Federal Income Tax Considerations.................... S-15
Underwriting............................................................... S-18
Validity of RaPS........................................................... S-19
Experts.................................................................... S-19

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    4
Consolidated Ratios of Earnings to Fixed Charges...........................    4
Certain Regulatory Considerations..........................................    4
Description of the Debt Securities.........................................   10
Senior Debt Securities.....................................................   15
Subordinated Debt Securities...............................................   17
Validity of Offered Securities.............................................   19
Experts....................................................................   19
Plan of Distribution.......................................................   20

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                                 $350,000,000

                               BB&T CORPORATION

                              SUBORDINATED NOTES

              6.375% REDEEMABLE AND PUTABLE SECURITIESSM ("RAPS")
                               DUE JUNE 30, 2025
                       (REMARKETING DATE JUNE 30, 2005)

                             ---------------------
                             PROSPECTUS SUPPLEMENT
                             ---------------------

                           BEAR, STEARNS & CO. INC.
                             CRAIGIE INCORPORATED
                                A BB&T COMPANY
                         KEEFE, BRUYETTE & WOODS, INC.
                         DONALDSON, LUFKIN & JENRETTE

                                 JUNE 25, 1998

                  SMService Mark of Bear, Stearns & Co. Inc.

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